

July 16, 2010

W. Kirk Brassfield
Senior Vice President and Chief Financial Officer
Parker Drilling Company
5 Greenway Plaza, Suite 100
Houston, Texas 77046

> **Re:** **Parker Drilling Company**
> **Registration Statement on Form S-4**
> **Filed June 21, 2010**
> **File No. 333-167666**

Dear Mr. Brassfield:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Ensure that the filing includes current disclosure. For example, update as necessary to disclose any material developments relating to the matters which you describe in Note 6 (Contingencies) in the Form 10-Q you filed on May 7, 2010.

2. We note the disclosure in a risk factor in your10-K for the fiscal year ended December 31, 2009, and disclosure in the notes to the financial statements included in the 10-K and in your 10-Q for the fiscal quarter ended March 31, 2010, about your internal review and voluntary disclosure to the U.S. government regarding activities including the shipment of equipment and supplies through Iran and drilling activities. Please update us on any Iran-related activity or contacts since your letter to us dated August 12, 2008. Identify for us the agency or agencies to which you have made disclosure regarding these matters, and update us on the status of your contacts with the agenc(ies) regarding the matters. Clarify for us whether the other activities, including drilling activities, to which you refer in the disclosure relate to Iran, and identify for us any other countries to which they relate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: William S. Anderson, Esq.